UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 01 September 2022, prepared by WPP plc.

For immediate release	01 September 2022

WPP PLC ("WPP")

WPP acquires ecommerce consultancy Newcraft

WPP today announces that it is acquiring Newcraft, a leading, data-first European ecommerce consultancy based in the Netherlands.

Newcraft unlocks business opportunities for its global clients including Ahold Delhaize, Pon Holdings, Yakult and JDE Peet's by combining transformation strategy with operational commerce expertise to deliver growth and tangible business results. Founded in 2007, Newcraft supports organisations in realising change, reaching growth targets and mastering digital capabilities.

The 155-strong business will join the Wunderman Thompson global network, complementing its well-established commerce and marketing services teams in Northern Europe.

The acquisition will further strengthen WPP's digital commerce capabilities and reflects the company's ongoing investment into its commerce offer for clients as consumer needs continue to change. It is aligned with WPP's accelerated growth strategy, building on existing capabilities in the areas of commerce and technology. WPP is ranked as a Leader in Forrester's global Commerce Services Wave, and already manages more than $40bn of direct and $20bn of marketplace GMV for clients and employs 13,500 commerce specialists across its agencies.

Mark Read, CEO of WPP, said: "With consumer behaviours and use of new ecommerce channels continuing to change at a rapid pace, brands need innovative solutions to reach customers and new audiences. As we continue to invest in growth areas, Newcraft's extensive experience of transforming the digital offering of some of Europe's leading companies will further strengthen our global commerce proposition and drive results for clients."

Neil Stewart, CEO of Wunderman Thompson Commerce & Technology, said: "Newcraft brings a unique mix of commerce expertise in strategy and operations and fuses it with industry-specific capability across retail, FMCG, wholesale and mobility. Combined with our leading commerce technology and customer experience in the Netherlands, I'm excited about how Newcraft will help us accelerate our end-to-end commerce services for clients in the region and across the world."

Martijn Haanappel, Director and Founder of Newcraft, said: "We are very excited to start this new chapter. When we look back at the past 15 years, we're extremely proud of the strong company we've created: we've built very talented teams; a dynamic and open culture; and an impressive track record with our clients. By joining WPP and the Wunderman Thompson network we have found the perfect match to start the next phase of our growth ambition. Combining our digital acceleration capabilities with Wunderman Thompson's market-leading commerce expertise will undoubtedly lead to amazing opportunities for both our people and clients."

ENDS

Further information
Niken Wresniwiro, WPP
+44 (0)7876 005489
niken.wresniwiro@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Wunderman Thompson Commerce
At Wunderman Thompson Commerce we inspire people to transact.

Part creative agency, part consultancy and part technology company, we are unique in our ability to connect world-class strategic thinking and creative insight with deep executional capability across technology and operations to deliver winning commerce solutions across all major digital routes to market worldwide: marketplaces, online retailers, D2C, B2B and social commerce.

We are a diverse team of 2000+ commerce experts across more than 25 offices worldwide, who believe that growth through commerce begins with connected customer experiences that amplify the brand and drive business outcomes. We excel at orchestrating commerce touchpoints through intelligent deployment and integration of world class technology from strategic partners like Adobe, Bloomreach, SAP, Salesforce, Sitecore, HCL, Shopify, BigCommerce & commerce tools, as well as driving sales from marketplaces (Amazon, Tmall and beyond) and retailers.

Our clients include Bosch, DFS, Johnson & Johnson, MAC, Nestlé, Sainsbury's, Selfridges, Shell, Specialized, Tempur and Tiffany & Co.

Wunderman Thompson Commerce is a WPP agency, recognised as a Leader in The Forrester Wave™: Commerce Services, Q1 2021. More details on the achievement can be found here.

For more information on Wunderman Thompson Commerce, please visit us at www.wundermanthompsoncommerce.com and follow us on Twitter, Facebook, LinkedIn, and Instagram.

About Newcraft
Newcraft is a data-first digital acceleration consultancy specialising in commerce. Combining transformation strategy at C-level with digital acceleration capabilities at operating level to deliver tangible business results to blue-chip clients. We combine broad industry knowledge with our intense digital expertise to deliver added value to our clients and to create an inspiring environment for our strategy, commerce, data and crm teams.

For more information, visit www.newcraftgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 01 September 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary